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                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                SCHEDULE 14D-1
                              (AMENDMENT NO. 50)
             TENDER OFFER STATEMENT PURSUANT TO SECTION 14(D)(1)
                    OF THE SECURITIES EXCHANGE ACT OF 1934

                    AMERICAN BANKERS INSURANCE GROUP, INC.
                          (NAME OF SUBJECT COMPANY)

                           SEASON ACQUISITION CORP.
                             CENDANT CORPORATION
                                  (Bidders)
                   COMMON STOCK, PAR VALUE $1.00 PER SHARE
          (INCLUDING THE ASSOCIATED PREFERRED STOCK PURCHASE RIGHTS)
                        (Title of Class of Securities)
                                 024456 10 5
                    (CUSIP Number of Class of Securities)

                            JAMES E. BUCKMAN, ESQ.
             SENIOR EXECUTIVE VICE PRESIDENT AND GENERAL COUNSEL
                             CENDANT CORPORATION
                                 6 SYLVAN WAY
                         PARSIPPANY, NEW JERSEY 07054
                          TELEPHONE: (973) 428-9700
           (Name, Address and Telephone Number of Person Authorized
         to Receive Notices and Communications on Behalf of Bidders)

                               WITH A COPY TO:
                               DAVID FOX, ESQ.
                            ERIC J. FRIEDMAN, ESQ.
                   SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP
                               919 THIRD AVENUE
                           NEW YORK, NEW YORK 10022
                          TELEPHONE: (212) 735-3000

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   This Amendment No. 50 amends the Tender Offer Statement on Schedule 14D-1 initially filed on January 27, 1998 (as amended, the "Schedule 14D-1") by Cendant Corporation, a Delaware corporation ("Parent"), and its wholly owned subsidiary, Season Acquisition Corp., a New Jersey corporation ("Purchaser"), relating to Purchaser's tender offer for 23,501,260 outstanding shares of common stock, par value $1.00 per share, of American Bankers Insurance Group, Inc., a Florida corporation (the "Company") upon the terms and subject to the conditions set forth in the Offer to Purchase, dated January 27, 1998 (the "Offer to Purchase"), the Supplement thereto, dated March 16, 1998 (the "First Supplement"), the Second Supplement thereto, dated March 24, 1998 (the "Second Supplement"), and the revised Letters of Transmittal (which, together with any amendments or supplements thereto, constitute the "Offer"). Unless otherwise defined herein, all capitalized terms used herein shall have the respective meanings given such terms in the Offer to Purchase, the First Supplement or the Schedule 14D-1.

ITEM 10. ADDITIONAL INFORMATION

   The information set forth in subsection (e) of the Schedule 14D-1 is hereby amended and supplemented by the following information:

   In furtherance of the process relating to obtaining a final order with respect to the proposed acquisition by Parent and Purchaser of the Company, on July 31, 1998, the Florida Department of Insurance (the "Florida Department") has requested certain information from Parent. This information is intended to clarify the record of the Parent Florida Form A Proceeding and was requested in response to both Parent and Purchaser's objections to certain conditions in the Florida Department's April 8, 1998 recommended order as well as a motion previously made by Parent and Purchaser for clarification of the recommended order in order to accurately reflect Parent and Purchaser's understanding of its agreements with the Florida Department during the hearing on the Parent Florida Form A Proceeding. Although not required, if further clarification of the position of either Parent and Purchaser or the Florida Department is needed, the Florida Department indicated it may conduct a hearing.

                                 SIGNATURE

   After due inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: August 6, 1998                    CENDANT CORPORATION

                                        By: /s/ James E. Buckman
                                            Name: James E. Buckman
                                            Title: Senior Executive Vice
                                                   President and General Counsel


                                        SEASON ACQUISITION CORP.

                                        By: /s/ James E. Buckman
                                            Name: James E. Buckman
                                            Title: Executive Vice President












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